UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant to Regulation A

Date of Report (Date of earliest event reported): February 12, 2021

BRIX REIT, INC.
(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

120 Newport Center Drive, Newport Beach, CA 92660
(Full mailing address of principal executive offices)

(833) 419-2749
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.1	Other Events

Message to Stockholders

On February 12, 2021, BRIX REIT, Inc. (the “Company”) posted a message to stockholders on its website at www.brix-reit.com that provides an update regarding the status of implementing the Company’s Plan of Liquidation which was approved by stockholders on September 15, 2020. A copy of the message to stockholders is attached hereto as Exhibit 15 and incorporated herein by reference.

Exhibits

15    Message to Stockholders of BRIX REIT, Inc.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: February 12, 2021

Exhibit 15

MESSAGE to STOCKHOLDERS of BRIX REIT, INC.

BRIX REIT Investor,

I hope this message finds you and your families well. I think we can all agree that having 2020 behind us is a relief and that we can be optimistic about the prospects for 2021.

As you are aware, the BRIX REIT, Inc., portfolio of student housing, fitness centers and quick-service restaurants was severely and disproportionately (as compared to other real estate sectors) impacted by the COVID-19 pandemic. This resulted in a significant reduction of our estimated net asset value per share, which was communicated to you in May 2020. Largely due in part to this unexpected and adverse impact, investors voted on and approved a plan to liquidate and dissolve BRIX REIT in September 2020. Today I am writing to update you on the status of the asset liquidation.

•In April 2020, 24 Hour Fitness, our tenant located at 6500 Old Denton Road in Fort Worth, TX, stopped paying rent and declared bankruptcy. I’m pleased to report that in December our lease was assumed by 24-Hour Fitness and they exited bankruptcy. Last May, in anticipation of 24-Hour Fitness’s bankruptcy, we were able to successfully structure a longer-term lease, albeit at a reduced rental rate, that 24-Hour Fitness was willing to assume when they exited bankruptcy. 24 Hour Fitness is once again paying rent and those rental payments are going toward the mortgage on the property that is due in full by September 30, 2021. The property is now listed for sale and we are working diligently to maximize its value as we strive to sell the asset before the mortgage payoff is required. If we are able to sell this property for net proceeds in excess of the approximately $6 million mortgage, the remaining proceeds will be used to repay a portion of the $5 million loan that BRIX REIT has with Pacific Mercantile Bank (“PMB”) which matures on October 15, 2021.

•Stadium View at Iowa State University (“ISU”), our student housing property in Ames, IA, continues to suffer from lower-than-expected occupancy and reduced rents. Prior to the pandemic, cash distributions were typically $28,000 per month. From April 2020 through August 2020, no cash distributions were received from Stadium View. Cash distributions restarted in September 2020, although at a significantly reduced rate. At this time, we anticipate collecting only 5-6% of our normalized cash distributions through the end of ISU’s current academic year. Any distributions received are going toward interest on the $5 million loan from PMB referenced above. This asset has been marketed for sale since August 2020, but has received little interest from potential buyers as the uncertainty regarding the duration and long-term impact of the COVID-19 pandemic has put many acquirers of student housing assets on the sidelines. We remain hopeful that a potential buyer will see the future potential of this property with rents and occupancy likely improving in the 2021-22 academic year.

•We have collected 100% of rent from our Starbucks property located in Manhattan KS, not far from Kansas State University, and we don’t anticipate this changing in the foreseeable future. The rent received, same as ISU noted above, is going toward interest on the $5 million PMB loan. This property is also being marketed for sale and, based on initial indications of interest, we believe there will be strong buyer demand for a globally recognized brand-name tenant with excellent credit quality under a long-term lease. Proceeds from a sale of this property will also be used to repay a portion of the PMB loan.

While the impact of COVID-19 created an unfortunate turn of events, we are making progress on an orderly and efficient dissolution of BRIX REIT. Be assured that we are working tirelessly to maximize shareholder value throughout the liquidation process and will provide you with regular updates along the way. If you have questions, please contact us at info@brix-reit.com.

Sincere regards,

/s/ BILL BROMS
Bill Broms
Chief Executive Officer
BRIX REIT, Inc.

Forward-Looking Statements
Certain statements contained herein, other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act, Section 21E of the Exchange Act and other applicable law. Such statements include statements about the status of the liquidation and dissolution or BRIX REIT, the ability to collect rent and distributions, potential asset sales, debt repayments, value creation and the impact of COVID-19. Therefore, such statements are not guarantees of future results and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Accordingly, we make no representation or warranty, express or implied, about the accuracy of any such forward-looking statements contained hereunder. Except as otherwise required by federal securities laws, we undertake no obligation to update or revise any forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, whether as a result of new information, future events or otherwise.